Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On June 26, 2018, Rite Aid Corporation posted the below frequently asked questions about the pending merger with Albertsons Companies, Inc. on a website that is being maintained at www.riteaid-albertsons.com:

1. Why is Rite Aid merging with Albertsons?

The merger with Albertsons will transform Rite Aid from a strong regional pharmacy player to create a differentiated leader in food, health and wellness.

This combination will significantly enhance Rite Aid’s scale and diversifies its business. We also expect it will improve the company’s growth prospects, financial strength and ability to deliver compelling long-term value for stockholders and customers. In the face of a consolidating and evolving marketplace, Rite Aid has worked hard to defend and improve its competitive position. This merger accelerates those efforts by transforming the business strategically and financially and providing stockholders with the opportunity to realize significant value anticipated from the combination.

For additional reasons for the merger with Albertsons, please see the definitive proxy statement/prospectus filed with the SEC on June 25, 2018 in connection with the merger.

2. How does this transaction create greater value for Rite Aid stockholders?

The Rite Aid Board of Directors and management team expect that the merger will improve the company’s scale, growth prospects, financial strength and ability to deliver compelling long-term value for stockholders.

This combination significantly enhances the company’s scale and diversifies its business. We also expect it will improve the company’s growth prospects, financial strength and ability to deliver compelling long-term value for stockholders and customers. In addition to ownership in a stronger, better-positioned company, Rite Aid stockholders will also share in the incremental benefits created by the $375 million in expected annual run-rate cost synergies and the expected incremental annual revenue opportunities of $3.6 billion that Rite Aid and Albertsons expect to realize by the end of February 2022, with associated one-time costs of approximately $400 million and $300 million, respectively.

As such, this merger will accelerate the company’s efforts to defend and improve its competitive position by transforming our business strategically and financially and providing stockholders with the opportunity to realize value anticipated from the combination.

3. How did the Board decide to pursue this transaction?

Over the last few years, we have faced unprecedented challenges in our industry. Our management team and Board of Directors have worked hard to respond to these challenges with decisive action, including entering into the pending merger with Albertsons.

Under the guidance of our highly engaged Board, over the past several years, we have had robust discussions, including with an extensive list of third parties, around a range of strategic options for Rite Aid. Our Board ultimately determined this merger is the best path forward. After conducting rigorous due diligence and engaging in extensive negotiations with Albertsons, Rite Aid, with the unanimous approval of our Board, agreed to terms for the merger that we believe will create significant value for stockholders.

For additional reasons for the merger with Albertsons, please see the definitive proxy statement/prospectus filed with the SEC on June 25, 2018 in connection with the merger.

4. What are the terms of the merger with Albertsons?

Under the terms of the agreement, for every 10 Rite Aid shares, Rite Aid stockholders will have the right to elect to receive either one share of Albertsons stock plus $1.832 in cash or 1.079 shares of Albertsons. If all Rite Aid stockholders elect to receive shares plus cash, former Rite Aid stockholders will own 28.0 percent of the combined company and former Albertsons stockholders will own 72.0 percent. If all Rite Aid stockholders elect to receive solely Albertsons shares, former Rite Aid stockholders will own 29.6 percent of the combined company and former Albertsons stockholders will own 70.4 percent.

5. Will the Rite Aid brand be maintained?

Yes. The company will continue to operate Rite Aid standalone pharmacies and most Albertsons pharmacies will be rebranded as Rite Aid.

6. Where will the new company be listed?

The combined company has been approved to list the combined company common stock with the NYSE under the symbol “ACI,” and the combined company is expected to be publicly traded on the NYSE under this symbol following the completion of the mergers. Rite Aid common stock will be delisted from the NYSE and will cease to be publicly traded.

7. When do you expect the transaction with Albertsons to close?

The merger is expected to close in the second half of calendar 2018. Consummation of the merger remains subject to various closing conditions, including but not limited to the approval of the Merger Agreement by holders of a majority of the outstanding shares of Rite Aid stock entitled to vote on the merger.

8. Does this merger require a stockholder vote?

Yes. The affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock is required to approve the merger agreement with Albertsons and the transactions contemplated by the merger agreement.

9. When and where is the special meeting?

The special meeting will take place on August 9, 2018, at the office of Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, New York 10036, at 8:30 a.m., Eastern time.

10. Who is entitled to vote at the special meeting?

Only Rite Aid stockholders of record as of the close of business on June 22, 2018 are entitled to notice of the special meeting and to vote at the special meeting or at any adjournments or postponements thereof. Each holder of Rite Aid common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Rite Aid common stock that such holder owned as of the record date.

11. What am I being asked to vote on at the special meeting?

You are being asked to consider and vote on the following proposals:

•	To adopt the merger agreement and the transactions contemplated by the merger agreement, including the mergers;
•	To approve, by means of a non-binding, advisory vote, compensation that will or may become payable to Rite Aid’s named executive officers in connection with the merger as contemplated by the merger agreement; and
•	To approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

12. How can I vote my shares?

If you are a stockholder of record, there are four ways to vote:

•	By visiting the Internet at the address on your proxy card;
•	By calling toll-free (within the U.S. or Canada) at the phone number on your proxy card;
•	By completing, dating, signing and returning your proxy card in the accompanying prepaid reply envelope; or
•	By attending the special meeting and voting in person by ballot.

A control number, located on your proxy card, is designed to verify your identity and allow you to vote your shares of common stock, and to confirm that your voting instructions have been properly recorded when voting electronically over the Internet or by telephone.

Even if you plan to attend the special meeting in person, you are strongly encouraged to vote your shares of common stock by proxy. If you are a stockholder of record or if you obtain a valid legal proxy to vote shares which you beneficially own, you may still vote your shares of common stock in person at the special meeting even if you have previously voted by proxy. If you are present at the special meeting and vote in person, your previous vote by proxy will not be counted.

If your shares are held in “street name” through a broker or bank, you may vote over the Internet or by telephone, or by completing and returning the voting form provided by your broker or bank. To vote via the Internet or via telephone, you should follow the instructions on the voting form provided by your broker or bank.

13. Where can I go to if I have additional questions?

If you have any questions concerning the merger, the special meeting or the accompanying proxy statement/prospectus, or would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of common stock, please contact Rite Aid’s proxy solicitor:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll-Free: (800) 662-5200

Email: rad.info@morrowsodali.com

14. What are the tax consequences of the transaction for Rite Aid stockholders?

The mergers, taken together, are expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the mergers so qualify, (i) Rite Aid stockholders that receive solely ACI common stock in the merger generally will not recognize gain or loss upon the exchange of shares of Rite Aid common stock for shares of ACI common stock pursuant to the merger, and (ii) Rite Aid stockholders that receive a combination of ACI common stock and cash in the merger generally will recognize gain (but not loss) equal to the lesser of the amount of cash received and the excess of the “amount realized” in the transaction (i.e., the fair market value of the ACI common stock received plus the amount of cash received) over their tax basis in their Rite Aid common stock).

The U.S. federal income tax consequences described above may not apply to all holders of Rite Aid common stock. Because particular circumstances may differ, Rite Aid recommends that you consult your tax advisor to determine the U.S. federal income tax consequences relating to the mergers in light of your own particular circumstances and consequences arising under the laws of any state, local or foreign taxing jurisdiction. For further discussion on the tax consequences of the mergers for Rite Aid stockholders, please see the definitive proxy statement/prospectus filed with the SEC on June 25, 2018 in connection with the merger.

15. How do Rite Aid stockholders make an election to receive stock versus cash?

Broadridge Financial Solutions, Inc. will send to each record holder of Rite Aid common stock an election form. Each election form will permit the stockholder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such stockholder’s Rite Aid common stock with respect to which such holder elects to receive the stock election consideration, (ii) the number of shares of such holder’s Rite Aid common stock with respect to which such holder elects to receive the cash election consideration or (iii) that such holder makes no election with respect to such holder’s Rite Aid common stock, (in which case, the stockholder will receive cash consideration for such shares for which no proper election is made), and, in such case of each of (i) and (ii), the particular shares for which the holder desires to make such election.

If shares of Rite Aid common stock are held in a brokerage or other custodial account, you should receive instructions from the entity which holds your shares advising you of the procedures for making your election. If you do not receive these instructions, you should contact the entity that holds your shares.

For further discussion on making an election, please see the definitive proxy statement/prospectus filed with the SEC on June 25, 2018 in connection with the merger.

16. When is the election deadline?

The election deadline has not been established at this time, however it will be at 5:00 p.m. New York City time on a date mutually agreed by Rite Aid and ACI but which in no event will be less than one day prior to the anticipated closing date. Rite Aid and ACI will issue a joint press release announcing the anticipated date of the election deadline not more than fifteen business days before, and at least five business days prior to, the anticipated date of the election deadline.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.